

December 23, 2021

James Liebscher
Chief Legal Officer
Solid Power, Inc.
486 S. Pierce Avenue, Suite E
Louisville, CO 80027

> **Re: Solid Power, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2021**
> **File No. 333-261711**

Dear Mr. Liebscher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark Baudler